SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)*



                                     UNIOIL
                                     ------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   904808 30 0
                                   -----------
                                 (CUSIP Number)


     D. DAVID COHEN, 500 NORTH BROADWAY, SUITE 133, JERICHO, NEW YORK 11753
                                 (516-933-1700)
     ----------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)



                                  June 29, 2006
                                  -------------
             (Date of Event Which Requires Filing of This Statement)
             -------------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904808 30 0

--------------------------------------------------------------------------------
1)       Names of Reporting Persons

         D. David Cohen

         I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions) PF/OO

--------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization                          U.S.A.

--------------------------------------------------------------------------------
7)       Sole Voting Power                                             1,300,212
--------------------------------------------------------------------------------
8)       Shared Voting Power                                           None

--------------------------------------------------------------------------------
9)       Sole Dispositive Power                                        1,300,212

--------------------------------------------------------------------------------
10)      Shared Dispositive Power                                      None

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person  1,300,212

--------------------------------------------------------------------------------
12)      Check if Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)            13.0

--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)                   IN


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

This Amendment No. 1 (this "Agreement") amends the Schedule 13D, filed with the Securities and Exchange Commission on May 30, 2006 (the "Schedule 13D"), of
D. David Cohen ("Mr. Cohen") relating to the common stock, par value $0.01 per share (the "Common Stock"), of Unioil, a Nevada corporation ("Unioil" or the "Issuer").

ITEM 2.     IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety to read as follows:

     The name of the person filing this statement is D. David Cohen. Mr. Cohen's principal occupation is that of an attorney. Mr. Cohen's business address is 500 North Broadway, Suite 133, Jericho, New York 11753.

     Mr. Cohen has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Cohen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Cohen is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented by the following:

     On June 29, 2006, Mr. Cohen fully exercised the Option and, on July 6, 2006, acquired 1,300,212 shares (the "Shares") of Common Stock of the Company. The total exercise price for the shares subject to the Option was $455,000, which Mr. Cohen paid utilizing the proceeds of a loan (the "Loan") made by Charles Ayers in the amount of $455,000, payable, together with accrued interest, over a 24 month period, commencing in January 2007. Mr. Ayers is the President of the Issuer. Mr. Cohen has the right to repay the Loan at any time on or prior to December 31, 2006 by delivering and assigning to Mr. Ayers all of the Shares. The Loan is evidenced by a promissory note, a copy of which is attached as Exhibit 3 to this Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTIONS

Item 4 is hereby amended and restated in its entirety to read as follows:

     Mr. Cohen acquired the shares subject to the Option for investment purposes. Mr. Cohen has no current plans or proposals which relate to or would result in any of the transactions and matters set forth in clauses
     (a) through (j) of Item 4 of Schedule 13D, except as set forth in the following paragraph. Mr. Cohen reserves the right, however, to alter his plans in the future to include any of such transactions and matters.

     Under the Note, Mr. Cohen has covenanted that, until December 31, 2006, Mr. Cohen will not sell, transfer or otherwise dispose of the Shares at a price higher than the price at which Mr. Cohen acquired such shares, plus any carrying costs including interest on the Loan (collectively, the "Cohen Carrying Cost"). In addition, Mr. Cohen and Mr. Ayers have an oral arrangement pursuant to which Mr. Cohen has agreed that, during such period, he will sell the Shares, at the


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

     Cohen  Carrying  Cost,  to  any   investor   in   the  Issuer  who  has  or
     accrues a significantly larger investment in the Issuer.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby supplemented by the following:

     As a result of his exercise of the Option, Mr. Cohen is the record and beneficial owner of 1,300,212 shares of Common Stock, or 13.0% of such class of securities based on 9,993,969 shares of Common Stock that the Issuer states to be outstanding as of April 12, 2006 in Unioil's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006.

     Mr. Cohen has the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of the 1,300,212 shares of Common Stock beneficially owned by him.

     Other than as reported in Item 4 above, there were no transactions with respect to the Securities of the Issuer conducted by Mr. Cohen since the filing with the SEC of the original Schedule 13D of Mr. Cohen on May 30, 2006.

     No other person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Cohen.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented by the addition of the following exhibit:

Exhibit
Number   Description
-------  -----------

    3 Promissory Note, dated June 29, 2006, in the principal amount of $455,000.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2006


/s/ D. David Cohen
--------------------------------
D. David Cohen


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